FILE NO: 82-34878

Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
[redacted]42 326229

1 August 2005

Office of International Corporate Fin[redacted]
Securities and Exchange Commissi
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05010680

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 23 2005
WASH. D.C.
183

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

SUPPL

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. 5.1 Appointment of Director - Tatton-Brown 5.2 Declaration – Tatton-Brown 5.3 Declaration - Macfarlane
6. Releases to the London Stock Exchange.	6. 6.1 Impact of adoption of IFRS. 6.2 Ashtead Loan Note Repayment.

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
Director Group Secretariat

Rentokil Initial PLC - Directorate Change

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

RNS Number: 1102P
Rentokil Initial PLC
20 July 2005

RENTOKIL INITIAL APPOINTS NEW NON-EXECUTIVE DIRECTOR

Mr Duncan Tatton-Brown, Group Finance Director of Kingfisher plc, was appointed a non-executive director of Rentokil Initial plc on 18th July 2005.

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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